Exhibit 99.3

MAGNA INTERNATIONAL INC.

GOVERNANCE, NOMINATING AND SUSTAINABILITY COMMITTEE CHARTER

Purpose

This Charter has been adopted by the Board of Directors of the Corporation (the “Board”) to assist the Governance, Nominating and Sustainability Committee (the “Committee”) and the Board in the exercise of their responsibilities, particularly by defining the scope of the Committee’s authority in respect of corporate governance, nomination of candidates to serve as directors on the Board, sustainability oversight and certain other matters delegated to it by the Board.

Where used in this Charter, the term “Executive Management” has the meaning ascribed to it in the Corporation’s Board Charter.

Role and Responsibilities of the Committee

1.	The Board has delegated to the Committee the responsibility for the following matters:

Corporate Governance

(a)	General: making recommendations to the Board with respect to corporate governance of the Corporation as a whole, including without limitation:

▪	the stewardship role of the Board in respect of management of the Corporation;

▪	the Corporation’s corporate governance framework and guidelines;

▪	related party transactions, unless otherwise delegated by the Board to a special committee of the Board; and

▪	such processes and procedures as may be reasonably necessary to allow the Board to function independently of Executive Management.

(b)	Regulatory/Other Changes in Corporate Governance: monitoring and making recommendations to the Board with respect to regulatory or other applicable changes in corporate governance.

(c)	Board/Executive Management Relationship: monitoring, assessing and making recommendations to the Board with respect to the quality of the relationship between the Board and Executive Management, as well as the limits to Executive Management’s authority.

(d)	Board Effectiveness: annually overseeing the evaluation of the effectiveness of the Board and its Committees and making recommendations to the Board with respect to any changes which may be advisable to improve the functioning of the Board and/or any of its Committees. As part of the foregoing, the Committee may review the performance and contribution of Board and Committee Chairs in such capacities, as well as individual Board members. The Committee shall also oversee the implementation of recommended improvements.

(e)	Board/Committee Charters: annually reviewing the Board Charter, this Committee Charter and the charters of the Board’s other standing Committees, and making recommendations to the Board with respect to any amendments thereto which may be necessary or advisable.

(f)	Material Corporate Governance Policies: reviewing and making recommendations to the Board with respect to material corporate governance policies.

(g)	Voting of Shares Held by Deferred Profit Sharing Plans: directing the manner in which Common Shares of the Corporation held by the Corporation’s deferred profit sharing plans shall be voted on any matter to be voted on by shareholders; provided however that such shares shall be voted on the basis of the management, Board or Board Committee (as applicable) recommendations set forth in any applicable proxy circular in the absence of any direction to the contrary by the Committee.

Nomination; Board and Committee Composition

(h)	Board and Committee Succession Planning: overseeing succession planning for the Board and its Committees.

(i)	Board Size and Composition: regularly reviewing the diversity of skills, experience and other relevant attributes or characteristics represented by current Board members, and making recommendations to the Board regarding Board size and/or composition relative to the Corporation’s strategic needs and the Board’s diversity objectives.

(j)	Director Qualifications and Recruitment: developing and recommending to the Board qualifications for Board service, in line with the Board Diversity Policy and the individual attributes set forth in the Board Charter. Additionally, the Committee shall establish procedures to identify, interview and select potential Board members, and shall make such recommendations thereon to the Board as may be applicable. Among other things, the Committee shall annually recommend to the Board the proposed nominees for election at each of the Corporation’s annual shareholders’ meetings.

(k)	Determination of Independence: determining the independence of each candidate for Board service, including by annually determining the independence of each person nominated for election by shareholders, in accordance with applicable regulatory requirements.

(l)	Interlocks: establishing procedures to manage Board Interlocks in accordance with the guidelines set forth in the Board Charter.

(m)	Material Changes in Directors’ Status: reviewing any material changes in a director’s circumstances which could adversely impact the director’s ability to carry out their duties on the Board and any Committees.

(n)	Director Resignation under Majority Voting Policy: upon receipt of the resignation of a director under the Majority Voting Policy set forth in the Board Charter, promptly considering and making recommendations to the remaining members of the Board as to whether to accept such director’s resignation.

(o)	Board Vacancies: recommending to the Board whether to fill vacancies arising on the Board between shareholder meetings and, if so, recommending suitable candidates to fill such vacancies in accordance with the criteria and procedures developed pursuant to Section 1(j) of this Charter.

(p)	Committee Composition: annually recommending to the Board the allocation of Board members for appointment to each of the Board Committees based on the needs of the individual Committees.

(q)	Committee Vacancies: appointing directors to fill vacancies arising from time to time in respect of any of the Board’s Committees.

(r)	Identification/Selection of Board and Committee Chairs: developing and recommending to the Board procedures to identify and select the Board Chair and Committee Chairs, as required from time to time.

(s)	Director Training and Education: overseeing the development, delivery and effectiveness of new director orientation and continuing education programs for members of the Board.

Director Compensation and Equity Ownership

(t)	Director Compensation: periodically reviewing and making recommendations to the Board with respect to the structure and quantum of compensation, as well as equity ownership requirements, for the Corporation’s directors.

Sustainability and Environmental Compliance

(u)	Sustainability and ESG: satisfying itself that the Corporation’s overall approach to sustainability and environmental, social and governance (ESG) factors is aligned with the Corporation’s strategy, stakeholder expectations, regulatory and voluntary frameworks, as well as market norms and best practices.

(v)	Environmental Compliance: satisfying itself regarding the effectiveness of the Corporation’s policies and programs to promote responsible environmental stewardship, including by:

▪	monitoring the Corporation’s compliance with applicable environmental laws in the jurisdictions in which the Corporation operates; and

▪	receiving and reviewing the annual report from the Corporation’s Environmental Department regarding environmental audit/inspection performance.

Enterprise Risk Oversight

(w)	ERM Framework: periodically reviewing the Corporation’s overall approach to oversight and management of enterprise risks, and making recommendations to the Board as may be appropriate to enhance the Corporation’s approach to enterprise risk management.

(x)	Material Risk Exposures: annually assessing the Corporation’s material risk exposures, together with the efficacy of measures to mitigate same, and making recommendations to the Board as may be appropriate to enhance risk mitigation.

Public Disclosure

(y)	Oversight of Applicable Disclosure: annually overseeing the development of, and reviewing and making recommendations to the Board with respect to, applicable sections of the Corporation’s management information circular, annual information form, sustainability report and/or other public disclosure documents related to corporate governance, nomination of candidates to serve on the Board, directors’ compensation, sustainability, enterprise risk and any other matters delegated to the Committee pursuant to this Charter or otherwise.

Reporting to Board

(z)	Reporting: reporting to the Board at least annually with respect to the Committee’s activities in respect of each fiscal year including the Corporation’s sustainability and ESG-related engagement efforts with shareholders and other key stakeholders including proxy advisory firms, non-governmental organizations (NGOs), key ESG ratings agencies and providers.

Size, Composition and Independence

2.	Size: The Committee shall be composed of not less than three (3) nor more than five (5) members. The Board shall annually appoint the members of the Committee and a Chair from amongst those appointed, to hold office until the next annual meeting of shareholders of the Corporation. The members of the Committee shall serve at the pleasure of the Board and vacancies occurring from time to time shall be filled by the Board. Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director of the Corporation.

3.	Independence: All of the members of the Committee shall meet the independence standards specified under applicable law, currently being Section 1.4 of National Instrument 52-110 of the Canadian Securities Administrators.

4.	Independent Advisors: The Committee may retain and compensate such outside legal and other advisors at the expense of the Corporation as it deems reasonably necessary to assist and advise the Committee in carrying out the Committee’s duties and responsibilities.

5.	Role of Committee Chair: The Committee Chair shall generally provide leadership to enhance the effectiveness of the Committee and act as the liaison between the Committee and the Board as well as between the Committee and Executive Management. The Committee Chair shall also manage the Committee’s activities and meetings, manage any outside legal or other advisors retained by the Committee and manage the process of reporting to the Board on the Committee’s activities and related recommendations.

6.	Secretary of the Committee: Unless otherwise determined or approved by the Committee, the Secretary or an Assistant Secretary of the Corporation shall act as the Secretary of the Committee. In the absence of the Secretary or an Assistant Secretary, the Committee shall select an individual to act as the Secretary of the Committee. The Secretary of the Committee shall keep minutes of Committee meetings and such minutes shall be retained in the corporate records of the Corporation.

Committee Meeting Administration

7.	Meetings: The Committee shall meet periodically as required in order to carry out its duties and responsibilities, but shall meet at least annually to address the matters specified in the following Sections of this Charter:

▪	1(d) – Board Effectiveness;
▪	1(e) – Board/Committee Charters;
▪	1(k) – Determination of Independence;
▪	1(p) – Committee Composition;
▪	1(v) – Environmental Compliance;
▪	1(x) – Material Risk Exposures;
▪	1(y) – Oversight of Applicable Disclosure;
▪	1(z) – Reporting; and
▪	15 – Annual Review.

Meetings of the Committee may be called by the Committee Chair, any member of the Committee, Board Chair, Chief Executive Officer, Chief Financial Officer, Chief Legal Officer or the Secretary of the Corporation. The Committee shall generally hold sessions without members of management present at each scheduled meeting.

8.	Minimum Attendance: Each member of the Committee is expected to use all reasonable efforts to attend a minimum of 75% of all regularly scheduled Committee meetings, except to the extent that any absence is due to medical or other valid reasons.

9.	Notice of Meeting: Unless otherwise determined or approved by the Committee, the Secretary of the Committee shall provide notice of each meeting of the Committee to the following persons, all of whom shall be permitted to attend each Committee meeting:

▪	the Committee Chair and each member of the Committee;

▪	the Chief Executive Officer, the Chief Financial Officer and Chief Legal Officer of the Corporation; and,

▪	any other person whose attendance is deemed necessary or advisable by the Committee Chair.

10.	Committee Access to Employees and Others: For the purpose of performing their duties and responsibilities, the members of the Committee shall have full access to and the right to discuss any matters relating to such duties with any or all of:

▪	any employee of the Corporation; and/or

▪	any advisors to the Corporation (including advisors retained by the Committee),

as well as the right to inspect all applicable books and records of the Corporation and its subsidiaries and shall be permitted to discuss such books and records and any other matters within the Committee’s mandate with any of the foregoing.

11.	Meeting Agendas: The Committee Chair shall establish a preliminary agenda for each Committee meeting with the assistance of the Secretary of the Corporation. Any director or other person entitled to call a meeting may request items to be included on the agenda for any meeting.

12.	Meeting Materials: Assess the relevance, timeliness and quality of material and information presented to the Board and recommend improvements where required. To the extent reasonably practicable, meeting materials shall be distributed sufficiently in advance of Committee meetings to permit members to properly review and consider such materials.

13.	Quorum: A majority of the members of the Committee shall constitute a quorum and all actions of the Committee shall be taken by a majority of the members present at the meeting. If the Committee only has two members as a result of a vacancy on the Committee, both members shall constitute a quorum.

Delegation of Responsibility

14.	Right of Delegation: Subject to applicable law, the Committee may from time to time delegate one or more of its duties and responsibilities under this Charter to the Committee Chair, any other member of the Committee or any sub-committee of the Committee.

Review and Revision of Charter

15.	Annual Review: The Committee shall annually review this Charter and recommend to the Board such changes as it deems advisable.

Board Approved: June 30, 2022